FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 14 DATED FEBRUARY 9, 2011

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009 and Supplement No. 13 thereto dated January 14, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	a summary of our recent acquisitions; and

•	the closing of a loan obtained from The Citigroup Global Markets Realty Corp.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of February 7, 2011, we have received aggregate gross offering proceeds of approximately $217.8 million from the sale of approximately 21.9 million shares in our initial public offering. As of February 7, 2011, approximately 88.1 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Our Recent Acquisitions

As of February 7, 2011, our self storage portfolio consisted of 55 properties, comprising a total of approximately 37,080 units and approximately 4.7 million rentable square feet of self storage space. In addition, we owned minority interests in nine self storage properties comprising approximately 6,050 units and approximately 0.7 million rentable square feet.

The following description is hereby added to the “Our Self Storage Properties – Our Properties” section that begins on page 49 of the prospectus:

Additional Beneficial Interests in USA Self Storage I, DST

On February 1, 2011, we, through an indirect wholly-owned subsidiary, closed on the purchase of an additional 73.824% in beneficial interests in USA Self Storage I, DST (Self Storage I DST), a Delaware Statutory Trust sponsored by our sponsor, from 36 third-party sellers pursuant to separate purchase agreements with each seller. None of the purchases were contingent upon any of the others. The agreed upon purchase price of the properties relating to the interests acquired was approximately $27.7 million ($37.55 million total purchase price multiplied by 73.824%), consisting of $10.2 million in cash and the ratable portion of approximately $17.5 million of three separate bank loans held by the three property owning subtrusts of Self Storage I DST (the “Bank of America Loans”). We paid our advisor approximately $347,000 in acquisition fees in connection with this acquisition. The total agreed-upon purchase price of $37.55 million for the properties owned by Self Storage I DST was derived from the average of two independent appraisal valuations obtained from a third-party appraiser selected by the independent directors.

As required by our charter, because Self Storage I DST is an affiliated program, the acquisition of the beneficial interests in Self Storage I DST was approved by a majority of our directors who have no financial interest in the transaction, including a majority of our independent directors. Our nominating and corporate governance committee, which approved the acquisition, determined that: (1) the acquisition of the beneficial interests was fair and reasonable to us; (2) ownership of Self Storage I DST was consistent with our investment objectives and strategy; (3) substantial justification existed for us to acquire the beneficial interests for a purchase price in excess of the cost to the sellers; and (4) the purchase price did not exceed the sum of the current appraised value of the underlying real estate, as determined by an independent expert.

This acquisition brings our ownership of Self Storage I DST to 93.577%, including 19.753% in beneficial interests that were acquired previously in unrelated transactions. We intend to close on the purchase of the remaining 6.423% in beneficial interests on or about February 15, 2011.

Self Storage I DST, through its three subtrusts, owns ten self storage facilities located in Georgia, North Carolina and Texas with an aggregate of approximately 5,440 units and 726,000 rentable square feet. The properties owned by Self Storage I DST are as follows:

Property	Address	Year Built	Approx. Units	Approx. Sq. Ft. (net)	% Physical Occupancy(1)	% Climate Controlled(2)
Concord - NC	220 Winecoff School Rd., Concord, NC	1996/2001	530	56,200	80.3%	13.9%
Hickory - NC	1108 18th St. NE, Hickory, NC	1997	600	70,600	86.0%	14.6%
Morganton - NC	1420 Bethel Rd., Bridgewater (Morganton), NC	2001	450	52,100	92.7%	36.3%
El Paso II - TX	1631 Joe Battle, El Paso, TX	2001/2003	520	72,900	89.3%	2.0%
El Paso III - TX	9191 Dyer St., El Paso, TX	1985/2000	750	81,200	92.7%	4.1%
El Paso IV - TX	5405 S. Desert Blvd., El Paso, TX	1999/2004	510	67,400	77.9%	2.1%
El Paso V - TX	2250 Joe Battle, El Paso, TX	2004	420	60,500	93.5%	6.0%
Dallas -TX	1975 W. Northwest Hwy., Dallas, TX	1986/1999-2000	660	131,000	73.3%	0.0%
Lawrenceville I - GA	2040 Lawrenceville Hwy., Lawrenceville, GA	1996	500	73,500	58.5%	4.8%
Lawrenceville II - GA	2044 Old Norcross Rd., Lawrenceville, GA	1999	500	60,600	65.5%	17.9%
Total			5,440	726,000	80.2%	8.4%

(1)	Represents occupied square feet divided by total rentable square feet as of December 31, 2010.

(2)	Represents the percentage of rental square feet in climate-controlled units as of December 31, 2010.

The three subtrusts lease their respective properties to master tenants (“Tenants”) on a triple-net basis pursuant to master leases (“Leases”) that have terms of ten years and expire on November 1, 2015. The Tenants are owned by affiliates of our sponsor. Under the Leases, the Tenants pay a stated monthly rent equivalent to the monthly debt service payment under the Bank of America Loans, which is paid directly to the lender on behalf of the subtrusts, a monthly stated rent equivalent to an investor return of 7.0% per annum, and may pay certain annual bonus rent per the terms of the Leases, both of which stated rent and bonus rent are remitted to the subtrusts. As a beneficial interest holder, we are entitled to our pro rata share of the total rent less the debt service under the Bank of America Loans. The Tenants are entitled to retain any cash flow in excess of these rent payments. Upon acquiring 100% of the beneficial interests in Self Storage I DST, we intend to seek lender approval to terminate the Leases. In any event, we and our sponsor will agree to assign 100% of the economic benefits and obligations from these properties to us in exchange for indemnification by us for any potential liability incurred by our sponsor in connection with the Leases.

The properties owned by the subtrusts are subject to the three Bank of America Loans, which had an aggregate principal balance of approximately $23.8 million as of February 1, 2011. The Bank of America Loans bear a fixed interest rate of 5.18%, had original terms of ten years and mature on November 1, 2015. The Bank of America Loans required monthly interest-only payments during the first three years of their terms and now require monthly principal-and-interest payments based on a 30-year amortization period. Each of the Bank of America Loans is secured only by the properties owned by the respective subtrust that obtained such loan.

Portfolio Summary

As of February 7, 2011, our self storage portfolio was comprised as follows:

State/Province	No. of Properties	Units	Sq. Ft. (net)
Alabama(1)	2	1,075	144,500
Arizona	4	1,970	242,850
California(1)	3	2,900	425,700
Florida	6	5,850	602,150
Georgia	4	2,170	262,600
Illinois	4	2,475	370,400	(2)
Kentucky	5	2,800	401,000
Mississippi	1	600	66,600
Nevada	5	2,690	356,700
New Jersey	3	2,900	250,900
North Carolina	3	1,580	178,900
Ontario, Canada	1	1,060	110,000
Pennsylvania	2	1,290	155,200
South Carolina	1	460	65,200
Tennessee	1	800	100,400
Texas(1)	9	5,960	892,500
Virginia	1	500	49,900
Total	55	37,080	4,675,500

(1)

Does not include any property where we own a minority interest, including the interests owned in the Montgomery County Self Storage, DST properties, the San Francisco Self Storage DST property, the Hawthorne property, the WP Baltimore Self Storage property and the Southwest Colonial, DST properties.

(2)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space at the Chicago – Ogden Ave. property.

Loan Obtained from The Citigroup Global Markets Realty Corp.

On January 28, 2011, we, through eleven special purpose entities, obtained a loan from The Citigroup Global Markets Realty Corp. in the principal amount of approximately $29.1 million (the “Citi Loan”). A portion of the proceeds from the Citi Loan were used to repay the existing debt obligations of approximately $5 million related to the Biloxi and Gulf Breeze properties, and the remainder will be used to make future acquisitions of self storage facilities and for other general corporate purposes. The Citi Loan has a term of ten years and matures on February 6, 2021. The Citi Loan bears a fixed rate of 5.77% per annum on a 30-year amortization schedule. Payments of principal and interest are due on a monthly basis. We may prepay the Citi Loan without penalty in the last three months of the ten-year term.

The Citi Loan is secured by interests in eleven of our properties (Biloxi, Gulf Breeze, Alpharetta, Florence II, Jersey City, West Mifflin, Chicago – 95th St., Chicago – Roosevelt Rd., Chicago – Ogden Ave., Chicago – Western Ave., and Las Vegas IV). The security instruments for each encumbered property are cross-collateralized and cross-defaulted with those related to the other encumbered properties.

We have guaranteed the obligations of the eleven special purpose entities under the Citi Loan in certain limited circumstances set forth in the loan documents. The Citi Loan contains a number of other customary terms and covenants.